LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Organization	%Owned
XinAo Construction Materials, Inc.	British Virgin Island	100%
Beijing Ao Hang Construction Material Technology Co., Ltd	Beijing, China	100%
Beijing XinAo Concrete Group Co. Ltd. (“XinAo”)	Beijing, China	Variable Interest Entity (“VIE”), with Xin Ao Construction Materials, Inc. as the primary beneficiary
Beijing Heng Yuan Zheng Ke Technical Consulting Co., Ltd.	Beijing, China	VIE with XinAo, as the primary beneficiary
Beijing Hong Sheng An Construction Materials Co. Ltd.	Beijing, China	VIE with XinAo, as the primary beneficiary
Beijing Heng Tai Hong Sheng Construction Materials Co. Ltd.	Beijing, China	VIE with XinAo, as the primary beneficiary
Da Tong Ao Hang Wei Ye Machinery, Equipment Rental Co. Ltd.	Datong, China	VIE with XinAo, as the primary beneficiary
Luan Xian Heng Xin Technology Co. Ltd.	Luanxian, China	VIE with XinAo, as the primary beneficiary